January 29, 2016

Via SEC Edgar Submission

Jay Ingram, Legal Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

RE:	AFS Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Initial Form S-1 Filed: October 23, 2015
File No. 333-207587

Dear Mr. Ingram:

The Company and I have reviewed your comment letter, and have provided the following answers and corrections to the issues raised in your comments. I have listed each of your comments below, in order, and have responded below each comment.

General

Comment 1: We note your supplemental response to comment one in our letter dated December 29, 2015 is inconsistent with both the text of your license agreement and the disclosure within your registration statement. For example:

  While your supplemental response states that Ronald Knight owns the proprietary technology and is not willing to release the chemical makeup, Section 2.4 of your license agreement clearly states that “Avalon retains the ownership of the technology, products, and the process being licensed” and the background section of your agreement states that “Avalon owns certain anti-corrosion trade secrets and anticorrosion technology,” and

  Your registration statement on page three states that you intend to “engage in research and development work involving the proprietary technology licensed from Avalon in order to develop commercially viable products based upon these technologies,” which indicates that you and Avalon both have access to the chemical makeup of your technology.

In your next amendment, please file an amended license agreement that includes the chemical makeup of your technology. We remind you that if you request confidential treatment for portions of your license agreement in a manner consistent with Staff Legal Bulletin No.1 and its Addendum, the chemical makeup will not be released to the public.

Answer to Comment 1: In the License Agreement between Ronald Knight and Avalon, it states that the specifics of the licensed technology, meaning the details required to create the technology and the general makeup of the anti-corrosive technology would be placed in escrow, and can only be released to Avalon 1) upon consent of Knight, 2) upon the death or disability of Knight, or 3) upon a material breach of the license agreement by Knight. Avalon does not have access to the chemical makeup of the technology, and neither does the Company. Also, the research and development work required to use the technology to create the anti-corrosion products does not require the Company to possess the chemical compounds or formula structure for the actual anti-corrosion technology. The research and development work relates to using the technology to develop the Company’s products.

Comment 2: We note your revised disclosure in response to comment two in our letter dated December 29, 2015. Please disclose Ronald Knight’s business experience during the past five years within your amendment registration statement.

Answer to Comment 2: Mr. Knight is retired, and other than the license agreement with Avalon, he does not have any employment history or business experience during the previous five years.

Comment 3: We note your revised disclosure in response to comment three in our letter dated December 29, 2015. Please identify the natural person or persons who exercise voting or investment control or both for DRAX Holdings, NA within your amended registration statement

Answer to Comment 3: The disclosure listed in Comment 3 has been added to the revised registration statement.

Revenue Model and Distribution methods of products or services, page 20

Comment 4: We note your revised disclosure in response to comment six in our letter dated December 29, 2015. Please remove your disclosure that “the gross margin per kit will be approximately $150 per kit.”

Answer to Comment 4: The reference to the gross margin of the kits has been removed from the revised registration statement.

Government Approval, page 20

Comment 5: We note your revised disclosure in response to comment seven in our letter dated December 29, 2015. Please disclose whether you will have to get the approval of the pollution control agency—or equivalent state environmental agency—of every state you intend to sell your product in. If you will not need to do so, please briefly disclose why not.

Answer to Comment 5: The disclosure listed in Comment 5 has been added to the revised registration statement.

Respectfully submitted,

/s/ Ken Bart

Ken Bart
Bart and Associates, LLC
Attorney for AFS Holdings, Inc.